Mail Stop 3561

May 29, 2008

Allen Huie, Chief Executive Officer
China Renewable Energy Holdings, Inc.
Suite 802, Beautiful Group Tower
74-77 Connaught Road Central
HONG KONG

> **Re:** **China Renewable Energy Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 30, 2008**
> **File No. 333-150544**
> **Quarterly Report on Form 10-Q for the Period Ended March 31, 2008**
> **Filed May 20, 2008**
> **File No. 0-52918**

Dear Mr. Huie:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Outside Front Cover Page

1. Please state prominently on the front cover page of your prospectus the fact that your auditors have issued a going concern opinion.

2. Please highlight the cross-reference to your Risk Factors section by prominent type or in another manner as required by Item 501(b)(5) of Regulation S-K.

3. We note that the selling security holders will offer and sell their shares of common stock at $2.00 per share until your shares are quoted on the Over-the-Counter Bulletin Board or listed on an exchange, after which the selling security holders will offer and sell their shares at prevailing market prices. Please disclose that you will file a post-effective amendment to reflect the change to a market price when the shares begin trading on a market or exchange.

Inside Front Cover Page

4. Please include the Dealer Prospectus Delivery Obligation information as required by Item 502(b) of Regulation S-K or tell us why it is not appropriate for you to do so.

About this Prospectus, page 2

5. Please remove from the summary and elsewhere in the forepart of your document all defined terms. The meanings of the terms you use in this part of your document should be clear from their context. If they are, you do not need the definitions. If they are not, you should revise the document using terms that are clear. For example, please remove the last sentence of your About this Prospectus subsection. As another example, please make clear the meaning of any abbreviations you use in your Risk Factors section, including "PRC" and "RMB." See Updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comments 3 and 5.

Prospectus Summary, page 2

6. Please note that a summary should provide a brief overview of you in a balanced manner. In this regard, please consider the following:

   - Please state that you have received a going concern opinion from your auditors.

   - Please disclose that your shares currently are not traded on any market or exchange, and briefly explain how this impacts share liquidity.

   - Please disclose the amount of shares you are registering in this offering that are owned by affiliates of the company.

- Please better clarify the current status of your business rather than what you intend your business to do and receive.

    These are only examples. We may have further comments based upon your revisions.

About the Offering, page 3

7. In the second paragraph of this subsection, you state that this prospectus covers the resale of 1,519,000 shares of your common stock, including 280,000 shares issued in the February to April 2008 private offering and 889,000 shares issued to former shareholders of China Clean & Renewable Energy Limited in April 2008.   However, it appears that you have not disclosed the transaction or transactions in which you issued the remaining 350,000 shares you are registering. Please revise or advise.

Risk Factors, page 4

8. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-K. As examples only, and not an exhaustive list, please consider the following risk factors:

    - "We may not be able to effectively control and manage our growth." Page 5.

    - "We operate in a competitive industry and our failure to compete effectively may hurt our ability to generate revenues." Page 6.

    - "A slowdown or other adverse developments in the PRC economy may materially and aversely affect our customers, demand for our services and our business." Page 8.

    Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the third full risk factor on page 6 and the second full risk factor on page 11. Some of your risk factors should be separated into multiple risk factors, such as the first risk factor on page 4 and the first full risk factor on page 5. Also, please consider whether other subsections or elements of a discussion within a subsection are necessary for this section and whether certain risk factors can be revised or combined so they are not repetitive. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based upon your revisions.

We have engaged in related party transactions which may not always be on…, page 7

9. The second paragraph of this risk factor appears to refer to personal loans to an officer or director. From the rest of your disclosure, however, there does not appear to be any loans from the company to any directors or officers. Please tell us whether your have made any personal loans to an officer or director. If so, please tell us the factual circumstances surrounding the loans. If not, please revise this risk factor.

Management's Discussion and Analysis or Plan of Operation, page 16

10. At the beginning of this section, please disclose that you received a going concern opinion from your auditors.

11. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

   • economic or industry-wide factors relevant to your company, and

   • material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

   See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, page 16

12. In this section and in your Liquidity and Capital Resources section, you must discuss the changes in operation and cash flow amounts between periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating

results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and SEC Release No. 33-8350. As examples only, and not an exhaustive list, please address the following:

- You state that your total operating expenses increased $34,207 from 2006 to 2007 because of professional fees, including legal and accounting fees, general and administrative expenses, including travel and entertainment expenses, and consulting fees. Please discuss the reasons for the increase in your legal and accounting fees in 2007. Also, please discuss the travel and entertainment expenses to which you refer and the reasons for these expenses. Finally, please disclose the reasons for the consulting fees.

- You state that you had a net loss from operations of $32,767 for the year ended December 31, 2007 and a net loss from operations of $4,943 for the year ended December 31, 2006. Please quantify and explain the reasons for this period-to-period change and identify the intermediate and underlying causes of this change.

- In your Liquidity and Capital Resources section, you state that you had a working capital deficit of $7,414 at December 31, 2007 as compared to a working capital deficit of $4,080 at December 31, 2006. Further, you discuss the principal changes in your balance sheet from your 2006 year-end to your 2007 year-end in bullet points. Please expand this discussion in the bullet points and elsewhere to quantify and better explain the reasons for these period-to-period changes and identify the intermediate and underlying causes of the changes.

13. You state that in 2008 you anticipate that your revenue will be "significantly" higher than in 2007. Please revise to elaborate on how significant a rise in revenue you expect. You also state that you expect general and administrative expenses to increase "substantially," and you note that you are not presently able to quantify the increase in expenses. Please revise to compare the anticipated increase in revenue to the anticipated increase in expenses, discussing, for example, whether expenses are expected to increase substantially regardless of whether or not revenue increases and, if so, why.

Recent Capital Raising Transaction, page 16

14. Please file forms of subscription agreements used in the private offerings of the shares you are now registering for resale. Also, please file any registration rights agreements and any other material agreements regarding these shares.

Our Business, page 16

15. Please thoroughly revise and expand this section to clarify and better describe the status of your current operations and your proposed business operations. To the extent that you discuss future services, please provide the status of development and indicate the timeframe for which you anticipate offering these services and the basis of your conclusions. Further, please discuss the actual operations of your business, focusing on the particular means by which you generate revenues and incur expenses. For example, please present more specific information and expand your descriptions of the various ways you intend to provide consulting services on renewable energy projects, energy efficiency projects, and energy efficient technology projects within the Chinese market. As another example, your current disclosure does not provide a clear description of the business model detailing how your business operates. Please provide more detail about your business model that would better inform investors about your operations. As a further example, please describe the impediments to acquiring customers for your services. We may have additional comments based upon your revisions.

Business Description, page 17

16. You state that you have provided services only to one client. Please disclose this client and describe the services that you provided.

Strategic Partnerships, page 18

17. Please file as an exhibit the ten-year strategic cooperation agreement you signed with China Energy Conservation Investment Corporation on September 1, 2007 or tell us why it is not appropriate for you to do so.

Competition, page 20

18. Please discuss your competitive business conditions, your competitive position in your industry, and your methods of competition. See Item 101(h)(4)(iv) of Regulation S-K.

Management, page 22

19. In your Conflict of Interest subsection on page 32, you state that your management team "is involved in other business activities…." In your Management section, please disclose whether Allen Huie, Wan Chin Tang, and Tim Leung Wong are your full-time employees. If not, please disclose the amount of time in a week that these executives spend on your business. If so, please discuss the "other business activities" to which you refer and how

these activities may impact or conflict with your operations. Also, please consider adding a risk factor if material.

Directors and Executive Officers, page 22

20. Please revise management's biographical information to remove editorial comments and adjectives that could be construed as "puffing." For example, you state that Wan Chin Tang is, "an experienced consultant specializing in environmental operations and investments," and that he was employed by a "leading" environmental consulting firm in Hong Kong. You also state, on page 23, that Chung ha Cha was "instrumental in sourcing and closing approximately US $2 billion" in transactions in Korea. Please remove commentary where possible, limiting biographical information to basic descriptions of places employed and positions held rather than focusing on subjective descriptions of accomplishments or job performance.

21. You must disclose the business experience of all of your officers, directors, and key employees during the past five years without gaps or ambiguities, including each person's principal occupations and employment, the name and principal business of any corporation or other business association, and whether any of the business associations are your parent, subsidiary, or other affiliate. See Item 401(e)(1) of Regulation S-K. It seems that you have not included Tim Leung Wong's business experiences from May 2005 to March 2008. Also, it does not appear that you have including Chung ha Cha's business experiences from 2007 to March 2008. Please revise or advise.

22. In this section, you state that Wan Chin Tang and Tim Leung Wong have served you in their respective capacities since April 24, 2008. However, in the Employment Agreement section on page 31, you state that you entered into an employment agreement with Mr. Tang on March 15, 2008, with employment to commence on June 1, 2008, and with Mr. Wong on March 15, 2008, with employment to commence on May 15, 2008. Please revise or advise. In this regard, we note that you filed a Current Report on Form 8-K on April 24, 2008 stating that effective April 24, 2008 Mr. Tang and Mr. Wong were appointed as new officers.

23. Please file the employment agreements with Allen Huie, Tim Leung Wong, and Wan Chin Tang to which you refer in your Employment Agreements section.

Certain Relationships and Related Transactions and Director Independence, page 32

24. Please disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties.

Agreement with Grandview Capital, Inc., page 33

25. Please file your agreement with Grandview Capital, Inc. or tell us why it is not appropriate for you to do so.

26. Also, please describe the "strategic and financial consulting services" that you will receive from Grandview Capital, Inc. in exchange for the $60,000 in compensation. In this regard, please disclose the services Grandview Capital, Inc. provided to you during 2007 for which you paid $10,000.

Principal Shareholders, page 33

27. Of the number of shares owned by each individual or entity in the table, please state in a footnote to the table, the amount of shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations. If there are none of these arrangements, please state this fact. See Instruction 1 to Item 403 of Regulation S-K.

28. Your table indicates that certain shares are held in trust. If these are voting trusts or similar agreements, please provide the information required by Instruction 7 to Item 403 of Regulation S-K. If these are not voting trusts, please state this fact in your table or in a footnote to your table.

Description of Securities, page 34

29. You state that your authorized capital stock consists of shares of preferred stock, "of which all no (sic) shares" have been designated or issued. Please revise to reconcile this statement with the following sentence which states that no shares of preferred stock have been issued.

Selling Security Holders, page 35

30. We note your statement in the second full paragraph of this section that you may "amend or supplement this prospectus from time to time to update the disclosure set forth in this prospectus." Please be aware that selling security holders must be named before they can sell pursuant to the registration statement. Prior to effectiveness, you may amend the disclosure in this

section with a pre-effective amendment. After effectiveness, you may substitute new names by means of a Rule 424 prospectus if the change is not material, the number of securities or dollar amount registered does not change, and the new owners' securities can be traced to those covered by the original registration statement. Otherwise, you must file a post-effective amendment. Please revise or advise.

31. We note your disclosure in the second-to-last paragraph of this section in which you state that "[n]one of the selling security holders are broker-dealers or affiliates of broker-dealers." However, we note also footnote 4 to your table in which you state that Peter Goldstein is the chairman of GrandView Capital, Inc., a broker-dealer and a wholly-owned subsidiary of Grandview Capital Partners, Inc., a company in which Mr. Goldstein is an officer, director, and shareholder. Based upon your disclosure in footnote 4, it appears that Mr. Goldstein is either a broker-dealer or an affiliate of a broker-dealer. Therefore, please tell us whether Mr. Goldstein or any other of your selling security holders are broker-dealers or affiliated with broker-dealers. If any of your selling security holders are broker-dealers, please disclose that they are "underwriters" within the meaning of the Securities Act of 1933. Also, you should revise this section, your prospectus cover page, and your Plan of Distribution section to state which, if any, of your selling security holders are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for resale.

32. Otherwise, if Mr. Goldstein or any of your other selling security holders are affiliates of broker-dealers, please disclose, if true, that:

- the seller purchased the shares in the ordinary course of business, and

- at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any of your selling security holders, then the prospectus must state that the selling security holder is an underwriter.

Plan of Distribution, page 37

> 33. You state that the initial offering price of $2.00 per share for your common stock was based upon your private placement in February through April 2008 in which you sold shares of your common stock at $2.00 per share. Also, because there is no established public market for your common shares, please provide all of the other factors that you considered in determining the offering price, including those that caused you to price your shares in the private placement at $2.00 per share. See Item 505 of Regulation S-K.

Part II. Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

> 34. Please revise this section to better explain and provide more facts as to why you determined that your unregistered sales of securities were permitted by Section 4(2) or Regulation S of the Securities Act. See Item 701(d) of Regulation S-K.

> 35. In this regard, please tell us with a view towards disclosure how you identified all the purchasers of these shares and whether any of the purchasers are listed in your Selling Security Holders table.

Item 17. Undertakings, page II-2

> 36. Please provide the all the appropriate undertakings required by Item 512 of Regulation S-K that apply to you. Specifically, it appears as if you are subject to Rule 430A of the Securities Act and must provide the undertakings required by Item 512(i) of Regulation S-K. Please revise or advise.

Signatures, page II-4

> 37. Please place your Signatures section after your financial statements because your financial statements are part of your registration statement.

Financial Statements, page F-1

> 38. In light of your disclosures on page nine regarding the restrictions on your subsidiary's ability to make dividend and other payments to you, please tell us why Schedule I, condensed financial information of registrant, is not provided. See Rule 5-04 of Regulation S-X. Also, please tell us why the footnote disclosures required by Rule 4-08(e)(3) of Regulation S-X are omitted.

39. Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X.

40. Please revise the face of your financial statements to clearly indicate that each historical period presented through the date of the April 24, 2008 share exchange transaction represents financial data of previously separate entities that has been combined. Only financial statement periods subsequent to the merger date should be labeled as consolidated.

Consolidated Balance Sheets, page F-2

41. Please revise to reflect the increase in the authorized shares of common stock disclosed in Note 4(E).

42. Please tell us what the balance in prepaid expenses represents. In light of your disclosure on page 16 under Liquidity and Capital Resources, please be clear in terms of whether the prepaid expenses represent start-up costs incurred in connection with forming REESC, and address why the expenses are not required to be expensed pursuant to SOP 98-5.

Consolidated Statements of Changes in Stockholders' Deficiency, page F-4

43. Please revise to give effect to the April 24, 2008 share exchange transaction as if the exchange of equity interests occurred at the beginning of the periods presented. Your current presentation seems inconsistent with your balance sheet presentation and your disclosures elsewhere throughout the document where you indicate that you have accounted for the transaction as if it occurred at the beginning of the periods presented. See paragraphs D16 and D17 of SFAS 141.

Consolidated Statements of Cash Flows, page F-5

44. Please tell us your basis in GAAP for classifying in-kind contributions as operating cash flows as opposed to financing cash flows. See paragraphs 18 through 24 of SFAS 95.

45. Please tell us how you determined the amounts included in the line item captioned "proceeds from issuance of common stock," as the amounts appear to be inconsistent with the amounts disclosed elsewhere throughout the document.

Note 4. Stockholders' Deficiency, page F-10

(A) Common Stock Issued for Cash, page F-10

46. Please explain to us your disclosure that during April 2006 and September 2007 you issued 23 million shares of common stock for cash consideration of $128,204, as this disclosure seems to be inconsistent with other disclosures throughout the document.

Form 10-Q for the Period Ended March 31, 2008

47. Please comply with the above comments, as applicable, in future filings.

Item 4T. Controls and Procedures, page 7

48. In this section, you state that your disclosure controls and procedures are effective without qualification. However, you state further that in designing and evaluating your disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of disclosure controls and procedures are met. Also, you state that in designing disclosure controls and procedures, management necessarily must apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls, and there can be no assurance that any design will succeed in achieving its stated goal under all potential future conditions. Therefore, please confirm for us, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Also, in future filings, please revise to state clearly that, if true, your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, in future filings, please remove the reference to the level of assurance of your disclosure controls and procedures.

49. You state that "[b]ased on her evaluation as of the end of the period covered by this report, [y]our President who also serves as [y]our principal financial and accounting officer, has concluded that [y]our disclosure controls and procedures were effective." Please confirm for us, if true, that your principal executive officer and your principal financial officer concluded that your disclosure controls and procedures were effective or effective at the

reasonable assurance level. Also, in future filings, please state specifically that your principal executive officer and your principal financial officer concluded that your disclosure controls and procedures were effective or effective at the reasonable assurance level. Also, we note that your principal executive and financial officer is Allen Huie, but that you refer to your president and principal financial and accounting officer as "her." Please confirm for us, if true, that you meant to refer to Allen Huie in your disclosure. Also, in future filings, please refer to the correct individual.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact, Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel, Senior Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin M. Olson, Attorney-Advisor, at (202) 551-3331, John Fieldsend, Attorney-Advisor, at (202) 551-3343, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Roxanne K. Beilly, Esq.
        Schneider Weinberger & Beilly LLP
        Via Facsimile